Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

11th Floor-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Date: December 15, 2023

2

Exhibits

Exhibit No.	Description
99.1	2021 Performance Share Unit Plan – Amended and Restated on October 26, 2023

99.2	2018 Incentive Stock Option Plan – Amended and Restated on October 26, 2023

3